UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 7670401
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Supplement to Proposal 2 in Proxy Statement for 2022 Annual Shareholder Meeting—Modifications to 2022 Share Incentive Plan

On August 2, 2022 and August 8, 2022, Stratasys Ltd. (“Stratasys” or the “Company”) published notice of, and furnished copies of the proxy statement and proxy card for, its 2022 Annual General Meeting of Shareholders (the “Meeting”), which is scheduled to take place at 3:00 p.m. (Israel time) on Thursday, September 15, 2022, at Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel. Shareholders of record at the close of business on Monday, August 8, 2022 are entitled to vote at the Meeting. The contents of those documents, attached as Exhibit 99.1 and Exhibits 99.1 and 99.2 to the respective Reports of Foreign Private Issuer on Form 6-K (each, a “Form 6-K”) furnished to the Securities and Exchange Commission (the “SEC”) on the foregoing dates, and distributed to the Company’s shareholders, are incorporated by reference herein.

As described in the foregoing proxy materials, Proposal 2 to be presented at the Meeting is the adoption of the Stratasys Ltd. 2022 Share Incentive Plan (the “2022 Plan”). The background to, an overview of the terms of, and the text of the resolution for the adoption of, the 2022 Plan appear in Proposal 2 in the proxy statement for the Meeting.

The portion of Proposal 2 that is described under “Background—Summary of 2022 Share Incentive Plan—Limitation on Option/Other Award Repricing” is supplemented and modified by the following description:

As a result of ongoing discussions that have been held by members of the Stratasys Board of Directors (the “Board”) and management team with the Company’s shareholders, the Company has determined that it is in the best interests of the Company and its shareholders to modify the option repricing/ option exchange provisions of the 2022 Plan to be presented for approval at the Meeting. In particular, the 2022 Plan will provide that any repricing of outstanding options, or exchange of outstanding options for new options bearing a reduced exercise price, will require approval of the Company’s shareholders. That shareholder approval will be required notwithstanding that, under the 2022 Plan, any such repricing or exchange will not increase the overall value of the award being modified or replaced (due to an accompanying reduction of the number of ordinary shares of the Company that will be subject to the modified or replacement option award).

The above-described revisions are reflected in a few places in the 2022 Plan. A marked version of the 2022 Plan (which will be presented for approval at the Meeting) that shows those revisions is attached as Exhibit 99.1 to this Form 6-K and replaces the version of the 2022 Plan attached as Appendix A to the proxy statement.

Other than as described above and as reflected in Exhibit 99.1 to this Form 6-K, the 2022 Plan has not been modified in any manner relative to the version attached as Appendix A to the proxy statement.

Incorporation by Reference

The contents of this Form 6-K (including Exhibit 99.1 hereto) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No’s. 333-190963, 333-236880, 333-253694, 333-262951 and 333-262952) filed by the Company with the SEC on September 3, 2013, March 4,2020, March 1, 2021, February 24, 2022 and February 24, 2022, respectively, and Form F-3, SEC file numbers 333-251938 and 333-253780, filed by the Company with the SEC on January 7, 2021 and March 2, 2021, respectively, as amended, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: August 26, 2022	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Stratasys Ltd. 2022 Share Incentive Plan, as amended, to be presented for approval at Stratasys’ 2022 Annual General Meeting of Shareholders

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